02018255

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48334

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002 WASH., D.C. 143 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NationVest Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 Galen Drive
(No. and Street)

Champaign, IL 61821
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Stephen Acord — 217 356-8363
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARTIN, HOOD, FRIESE & ASSOCIATES, LLC
(Name — *if individual, state last, first, middle name*)

2507 SOUTH NEIL ST — CHAMPAIGN — IL — 61820
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, J. Stephen Acord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NationVest Capital, LLC, as of DECEMBER 31, 19X2000 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

J. Stephen Acord [signature]
Signature

Managing Member
Title

Crystal J Heinrich
Notary Public

OFFICIAL SEAL
CRYSTAL J. HEINRICH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 02/28/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independant Auditor's Report On Internal Accounting Control Required By SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTIN
HOOD
FRIESE
& ASSOCIATES, LLC

NATIONVEST CAPITAL, LLC

Champaign, Illinois

Financial Statements
and Supplementary Information

For the Year Ended

December 31, 2001

CONTENTS

MARTIN
HOOD
FRIESE
& ASSOCIATES, LLC

2507 South Neil St.
Champaign, Illinois 61820
PHONE 217.351.2000
FAX 217.351.7726

INDEPENDENT AUDITORS' REPORT

To the Members
NationVest Capital, LLC
Champaign, Illinois

We have audited the accompanying statement of financial position of NationVest Capital, LLC as of December 31, 2001, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NationVest Capital, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission (SEC). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Martin, Hood, Friese & Associates, LLC

January 15, 2002

Exhibit A

NATIONVEST CAPITAL, LLC

Statement of Financial Position

December 31, 2001

ASSETS

Cash	$	2,987
Certificate of Deposit		8,073
Accounts Receivable		101
Interest Receivable		256
Investment		3,300
Total Assets	$	14,717

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Note Payable	$	3,300
Members' Equity		11,417
Total Liabilities and Members' Equity	$	14,717

The notes following Exhibit D are an integral part of this financial statement.

NATIONVEST CAPITAL, LLC

Statement of Income

For the Year Ended December 31, 2001

Revenue		
Consulting Fees	$	181,150
Retainer Income		31,500
Finders Fee Income		197
Interest		397
Total Revenue		213,244
Expenses		
Finders Fees		39,440
Bad Debt		8,787
Bank Charges		58
Total Expenses		48,285
Net Income	$	164,959

The notes following Exhibit D are an integral part of this financial statement.

Exhibit C

NATIONVEST CAPITAL, LLC

Statement of Members' Equity

For the Year Ended December 31, 2001

Balance, January 1, 2001	$	19,214
Net Income		164,959
Members' Distributions		(172,756)
Balance, December 31, 2001	$	11,417

The notes following Exhibit D are an integral part of this financial statement.

Exhibit D

NATIONVEST CAPITAL, LLC

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash Flows Provided by Operating Activities		
Net Income	$	164,959
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Interest Reinvested in Certificate of Deposit		(386)
Change in Assets and Liabilities:		
Increase in Accounts Receivable		(101)
Decrease in Finders Fees Receivable		8,787
Decrease in Consulting Fees Receivable		750
Increase in Interest Receivable		(11)
Decrease in Finders Fee Payable		(1,250)
Net Cash Provided by Operating Activities		172,748
Cash Flows Used by Financing Activities		
Members' Distributions		(172,756)
Net Decrease in Cash		(8)
Cash, January 1, 2001		2,995
Cash, December 31, 2001	$	2,987

The notes following this Exhibit are an integral part of this financial statement.

NATIONVEST CAPITAL, LLC

Notes to Financial Statements

December 31, 2001

1. Nature of Business

NationVest Capital, LLC, a limited liability company (the Company), was formed on March 14, 1995 and began operations on April 14, 1995. The Company will continue in existence until December 31, 2020, unless earlier dissolved. The Company operates as a broker/dealer under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the activities as a broker or dealer, and does not hold funds for or owe money to customers. The Company represents buyers of businesses, sellers of businesses, and businesses seeking capital growth.

2. Significant Accounting Policies

a. The financial statements have been prepared on the accrual basis of accounting, whereby revenue is recorded when it is earned and expenses are recorded when they are incurred.

b. The Company's income or loss and credits are passed to the members and combined with their personal income and deductions to determine taxable income on their individual tax returns. Accordingly, no provision or liability for income taxes has been included in this financial statement.

c. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be reduced below $5,000 or if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $7,739, which was $2,739 in excess of its required net capital of $5,000, aggregate indebtedness was $3,300, and the ratio of aggregate indebtedness to net capital was .43 to 1.

4. Related Party Transactions

In accordance with the Company's operating agreement, the majority member pays all operating expenses of the Company with no right to reimbursement. In addition, the Company pays the minority member and other employees of the majority member, finder fees. Finder fees paid to related parties totaled $39,440 for the year ended December 31, 2001. At December 31, 2001, notes payable to a related party totaled $3,300.

5. Investments

The Company purchased 300 shares of NASDAQ warrants at a price of $11 per share. These warrants are not public and thus have no established market value at this time. Therefore, these warrants are recorded at cost.

NATIONVEST CAPITAL, LLC

Computation of Aggregate Indebtedness and
Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2001

	Per Focus Report Filed by Company	Net Audit Adjustments	Per Financial Statements
Net Capital			
Total Members' Equity Qualified for Net Capital	$ 11,417	$ -	$ 11,417
Deductions	(3,678)	-	(3,678)
Net Capital	$ 7,739	$ -	$ 7,739
Aggregate Indebtedness	$ 3,300	$ -	$ 3,300
Minimum Net Capital Required	$ 5,000	$ -	$ 5,000
Excess Net Capital at 1000%	$ 7,409	$ -	$ 7,409
Ratio: Aggregate Indebtedness to Net Capital	0.43 to 1		0.43 to 1

NATIONVEST CAPITAL, LLC

Supplementary Information Relating to
the Financial Statements

December 31, 2001

Statement Relating to the Exemptive Provision of Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Paragraph (k)(2)(i). The Company does not receive funds or securities for customers.

Statement of Information Relating to the Reserve Requirements and the Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the reserve requirements and the possession and control requirements of Rule 15c3-3 under Paragraph (k)(2)(i). The Company had no customers' fully paid securities or excess margin securities that require possession or control, as defined under Rule 15c3-3, as of December 31, 2001.

MARTIN
HOOD
FRIESE
& ASSOCIATES, LLC

2507 South Neil St.
Champaign, Illinois 61820
PHONE 217.351.2000
FAX 217.351.7726

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
NationVest Capital, LLC
Champaign, Illinois

In planning and performing our audit of the financial statements of NationVest Capital, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

However, we noted a matter involving the internal control structure and its operation that we consider to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect NationVest Capital, LLC's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. No facts came to our attention indicating that the Company was not in compliance with the exemptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3. However, we noted the following reportable condition that we believe to be a material weakness.

Segregation of Duties

The Company relies almost exclusively on the bookkeeper to perform nearly all of the accounting duties. As a result, most of the aspects of internal accounting control, which rely upon an adequate segregation of duties, are absent. This situation is not unusual in an organization of this size, however, we are required under our professional responsibilities to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other agencies that rely upon Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Martin, Hood, Friese & Associates, LLC

January 15, 2002